Exhibit 23.4

[Letterhead of Beijing Yingke Law Firm (Suzhou)]

July 11, 2013

Canadian Solar Inc.
No. 199 Lu Shan Road
Suzhou New District
Suzhou, Jiangsu 215129
People’s Republic of China

Ladies and Gentlemen:

We hereby consent to the use of our name under the caption “Enforceability of Civil Liabilities” and “Legal Matters” in the prospectus included in the registration statement on Form F-3, originally filed by Canadian Solar Inc. on July 11, 2013, with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Sincerely yours,

/s/ Beijing Yingke Law Firm (Suzhou)

[Chop of Beijing Yingke Law Firm (Suzhou) is affixed]